ARIZONA STAR

RESOURCE CORP.

News Release

Vancouver, November 3, 2004 — (AZS :TSX-V) At the Company's Annual General Meeting today a group of shareholders apparently connected with Pan Atlantic Bank and Trust Limited of Barbados planned to replace the Company's Board of Directors and change management. This action was planned without any disclosure to the vast majority of Arizona Star's shareholders.

Based on the concern that all of the shareholders be properly canvassed and be able to vote regarding a proposed change of the Board of Directors and management, after prior consultation with the remaining independent Directors of Arizona Star, Roger Richer, President of the Company, proposed that the meeting be adjourned until December 16, 2004. This motion to adjourn the meeting was passed unanimously.

The Company will be sending out further materials in advance of the reconvened meeting on December 16, 2004, so that the shareholders can all participate and make their wishes known.

Recently, Placer Dome issued, to Arizona Star and Bema Gold Corporation, a certificate (Certificate "B") under the Shareholders' Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders' Agreement. Subject to the terms of the Shareholders' Agreement, Placer Dome has up to 15 months to arrange such financing. The Cerro Casale Project is owned 51% by Placer Dome Inc., 25% by Arizona Star Resource Corp., and 24% by Bema Gold Corporation.

On behalf of ARIZONA STAR RESOURCE CORP.

"Roger Richer"

President and Director

For further information on Arizona Star please email investor@arizonastar.com or visit our website at www.arizonastar.com . To speak to a representative of the Company please contact:

Ian MacLean

Derek Iwanaka

Manager, Investor Relations

Investor Relations

(604) 681-8371

(604) 681-8371

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.